FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 13, 2004

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes             No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes             No   X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes             No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press release dated May 10, 2004 titled “Nortel Inversora S.A. Announces Consolidated Results for the First Quarter of the Fiscal Year Ended December 31, 2004”.

Item 1.

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

José Gustavo Pozzi	Kevin Kirkeby
Gennaro Bizzarro
Nortel Inversora S.A.	Gia Podobinski
(5411) 4 968-3630	Golin/Harris
(212) 697-9191

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED

RESULTS FOR THE FIRST QUARTER OF THE FISCAL YEAR

ENDED DECEMBER 31, 2004

Buenos Aires, May 10, 2004 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina STET-France Telecom S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 67 million for the first quarter of the fiscal year, 2004.

Nortel’s consolidated financial results for the first quarter ended March 31, 2004 are substantially identical to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding company level.

Summary of the resolutions passed by the General Ordinary and Special Preferred A and B Shareholders Meeting held on April 29, 2004.

On April 29, 2004, Nortel held its General Ordinary and Special Preferred A and B Shareholders Meeting. Among other points, the Shareholders Meeting approved :

•	Fiscal year 2003, Annual Report and Financial Statements.

•	The Board´s proposal that the negative Unappropiated Retained Earnings of Fiscal Year 2003 be allocated to Fiscal Year 2004.

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee ( for the 16th fiscalyear).

•	The auditing Committee´s budget for Fiscal Year 2004 .

•	The designation of the Price Waterhouse & Co. as external auditors of the Company.

•	The purchase of a civil liability insurance which shall cover Directors, members of the Supervisory Committee and of any other officer or manager of the Company, against any claims, derived from or related to their personal duties.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

FIRST QUARTER, FISCAL YEAR ENDED DECEMBER 31,2003

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet (*)

	2004	2003
Current assets	3.483	2.414
Non-current assets	8.734	10.344

Total assets	12.217	12.758
Current liabilities	10.548	10.623
Non-current liabilities	317	365

Total liabilities	10.865	10.988
Minority interests	618	789
Temporary differences from traslation	22	36
Total shareholders’ equity	712	945

Total liabilities and shareholder’s equity	12.217	12.758

(*)	As a consequence of the application of the new rules, the comparative information for the intermidiate periods of the Annual Financial Statements should be the one corresponding to the last completed fiscal year. The comparative information of the Income Statement, evolution of Shareholders´s Equity and Cash Flow Statements should be the one corresponding to the equivalent period of the previous fiscal year.

Consolidated Income Statement

	2004	2003
Net revenues	1.017	851
Cost of services provided administrative and selling expenses	(953)	(876)

Operating Profit	64	(25)
Financial results, net	95	961
Other, net	(31)	(22)
Income tax	(4)	1
Minority interest	(57)	(418)

Net Income	67	497

Ratios

	2004	2003
(a) Liquidity	0.33	0.23
(b) Indebtedness	8.17	6.34

(a)	Current Assets to current liabilities

(b)	Total liabilities to shareholders´s equity plus third parties interest.

José Gustavo Pozzi

General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 13, 2004	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager